Exhibit 99.7 Excerpt from the Province of New Brunswick “2014-2015 Main Estimates” as presented to the Legislative Assembly

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES

CAPITAL ACCOUNT

(In thousands of dollars)

Department	2013-2013 Estimate	2013-2014 Revised	2014-2014 Estimate

Agriculture, Aquaculture and Fisheries	600	600	600
Economic Development	4,000	4,000	4,125
Education and Early Childhood Development	3,756	3,756	2,306
Environment and Local Government	730	730	500
Health	30,900	28,186	22,500
Natural Resources	525	525	965
Post-Secondary Education, Training and Labour	2,000	2,000	2,000
Tourism, Heritage and Culture	1,500	1,250	750
Transportation and Infrastructure	422,052	407,482	521,407

Total Capital Expenditures	466,063	448,529	555,153